Exhibit 12.1

Calculation of Ratio of Earnings to Fixed Charges

	December 31,
(dollars in thousands)	2009		2008		2007		2006	2005
Earnings
Income (loss) before provision for income taxes	$106,924		$269,243		$17,400		$(3,497)	$8,494
Plus: fixed charges (1)	22,986		30,669		33,158		38,831	36,292

	$129,910		$299,912		$50,558		$35,334	$44,786

Fixed Charges:
Gross interest expense	21,273		28,931		31,679		37,319	34,517
Estimate of the interest within operating leases	1,713		1,738		1,479		1,512	1,775

	$22,986		$30,669		$33,158		$38,831	$36,292

Ratio of earnings to fixed charges	5.7	x	9.8	x	1.5	x	*	1.2	x

(1)	For purposes of calculating the ratio of earnings to fixed charges, earnings represent income before income taxes plus fixed charges. Fixed charges consist of interest expense and one-third of operating rental expenses which management believes is representative of the interest component of rent expense.
*	Due to the loss for 2006 the coverage ratio was less than 1:1. Innophos must generate additional earnings of $3,497 for 2006 to achieve a ratio of 1:1 for 2006.